Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
The following press release was issued by Continental Airlines, Inc. on June 14, 2010:
CONTINENTAL AIRLINES ANNOUNCES NEW DAILY SERVICE
FROM HOUSTON HUB TO LAGOS, NIGERIA
•	First daily scheduled service offered between Texas and Africa

•	New Africa route to be flown with the Boeing 787 Dreamliner

•	Planned as Continental’s first new international service to operate with the new jet

•	Nonstop flight will reduce travel time between the two cities by over four hours
          HOUSTON, June 14, 2010 — Continental Airlines (NYSE: CAL) today announced plans to launch new daily nonstop flights between Houston and Lagos, Nigeria, beginning Nov. 10, 2011, subject to government approval. It will be the first daily scheduled service offered between Texas and Africa by any carrier.
          Lagos will be Continental’s first destination in Africa and the 30th city in its trans-Atlantic route network. It is the second new international destination announced in the last month that will be served nonstop from Houston, Continental’s largest hub. Continental currently serves 63 international destinations nonstop from Houston and recently announced plans to begin nonstop service between Houston and Auckland beginning Nov. 16, 2011, subject to government approval.
          With the addition of flights to Africa, Houston will become one of just four cities in the world — and the only city in the Western Hemisphere — to have nonstop service to every inhabited continent on the globe.
          “We are excited to continue to expand our international route network from Houston by adding nonstop service to Lagos,” said Jeff Smisek, Continental’s chairman, president and chief executive officer. “This flight will link two energy capitals and fill the growing demand for nonstop service between the two cities — a route which is currently not served by any other airline.”
- more -

     On May 3, Continental announced that it has agreed to merge with United Airlines in a merger of equals to create the world’s leading airline. The success of the Houston-Lagos route will be enhanced by the additional traffic flows through Houston that are expected to result from the merger.
     “Houston stands to gain economically from this new direct connection to Africa, particularly in our energy and tourism industries,” said Houston Mayor Annise Parker. “It’s a win that will help facilitate increased commerce and trade, a direct benefit to the businesses and citizens of both regions.”
     “It is vitally important to our local economy that Continental continue to expand and add critical destinations like Lagos, Nigeria, for service from Houston’s Intercontinental Airport,” said Congressman Gene Green. “This new route will also prove important for the growth of our energy industry here in Houston.”
     “With this new USA-Africa route, Continental is doing more to make the business of international business its business and that’s a good thing,” said Congressman Al Green.
     “This new service will drive the creation of new business connections between Houston and Nigeria, particularly in the energy sector,” said Congressman Kevin Brady. “Growth at Houston’s Intercontinental airport helps create jobs here at home and bring in dollars to our communities while offering more options for our business travelers.”
     “As international trade continues to be an increasingly integral part of growing our economy, this improved service by Continental will enhance economic development and create jobs not only for the energy industry, but for all Houston and the state of Texas as a whole,” said Texas State Senator Rodney Ellis.
Proposed Schedule
     Continental will operate the approximately 6,500-mile flight with a Boeing 787-8
- more -

Dreamliner aircraft, seating 36 customers in BusinessFirst and 192 customers in economy class. Flying times will be approximately 11 hours eastbound, and 12 hours 30 minutes westbound. The new flight will reduce travel time between the two cities by over four hours by eliminating any connection en route.
     The preliminary schedule for the new service is as follows:

	Leave Houston	Arrive Lagos	Leave Lagos	Arrive Houston
Winter	3:45 p.m.	9:40 a.m. (next day)	11:10 a.m.	4:40 p.m. (same day)
Summer	3:50 p.m.	9:15 a.m. (next day)	10:45 a.m.	4:40 p.m. (same day)
     The flight will be timed to provide convenient connections at Continental’s Houston hub to more than 100 other cities throughout the U.S., Canada, Latin America and the Pacific. Continental will begin taking reservations and selling tickets on the new route later this year.
About Lagos
     Lagos is the economic, commercial and cultural center of Nigeria, the most populous country in Africa. The metropolitan area, an estimated 300 square kilometers located on the Atlantic coast of Africa, is a group of islands endowed with creeks and a lagoon. Lagos is Nigeria’s leading port, particularly for imports of consumer goods, foodstuffs, motor vehicles, machinery and industrial raw materials, with more than half of Nigeria’s industrial capacity located in Lagos’s mainland suburbs.
Continental Background
     Continental Airlines is the world’s fifth largest airline. Continental, together with Continental Express and Continental Connection, has more than 2,700 daily departures throughout the Americas, Europe and Asia, serving 132 domestic and 137 international destinations. Continental is a member of Star Alliance, which overall offers more than 21,050 daily flights to 1,167 airports in 181 countries through its 27 member airlines. With more than 40,000 employees, Continental has hubs serving New York, Houston, Cleveland and Guam, and together with its regional partners, carries approximately 63
- more -

million passengers per year.
     Continental consistently earns awards and critical acclaim for both its operation and its corporate culture. For nine consecutive years, FORTUNE magazine has ranked Continental as the top U.S. airline on its “World’s Most Admired Companies” airline industry list. For more company information, go to continental.com.
Important Information For Investors And Stockholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
     UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.
###